UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.

21650 OXNARD STREET

WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.

401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	4

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002	5

Notes to Financial Statements	6-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) December 31, 2002	10

SIGNATURE	11

EXHIBIT INDEX	12

23.1 Consent of Deloitte & Touche LLP

99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants
Health Net, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Health Net, Inc. 401(k) Savings Plan (the ”Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the foregoing table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/   DELOITTE & TOUCHE LLP

Los Angeles, California
June 19, 2003

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Investments, at fair value:
Non-interest bearing cash	$1,448	$—
Common stock—Health Net, Inc.	10,160,151	9,015,239
Collective investment trust fund	95,742,639	81,602,404
Mutual funds	77,638,827	103,370,427
Loans to participants	6,197,736	6,610,129
Total investments	189,740,801	200,598,199
Receivables:
Employer contributions	387,945	767,658
Participant contributions	—	20,436
Total receivables	387,945	788,094
Net assets available for plan benefits	$190,128,746	$201,386,293

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2002

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(29,188,718)
Interest	1,929,318
Dividends	1,330,388
Net investment loss	(25,929,012)
Contributions:
Participant	26,435,752
Employer	8,781,836
35,217,588
Total additions	9,288,576
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(20,546,123)
Total deductions	(20,546,123)
Net decrease during the year	(11,257,547)
Net assets available for plan benefits:
Beginning of year	201,386,293
End of year	$190,128,746

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001,

AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.                      DESCRIPTION OF PLAN

The Health Net, Inc. 401(k) Savings Plan (the ”Plan”), enables participants to save for retirement through voluntary contributions and invest in an array of funds.  The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Health Net, Inc. (the ”Company”).  Associates who are scheduled to work at least 1,000 hours per year are eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status.  The Compensation and Stock Option Committee of the Board of Directors of the Company controls and manages the operations and administration of the Plan.  Pursuant to the terms of the Plan, a Compensation and Benefits Committee comprised of management of the Company has been established to administer the Plan.  Merrill Lynch Trust Company served as trustee of the Plan through April 30, 2001.  Effective May 1, 2001, the Plan changed its trustee and recordkeeper from Merrill Lynch Trust Company to Putnam Fiduciary Trust Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Health Net, Inc. is the sponsor and administrator of the Plan.

Contributions—Each eligible participant may elect a pretax contribution rate from 1 percent to 17 percent of their compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the ”IRC”).  The Company makes a 50 percent matching contribution on such contributions up to 6 percent of eligible compensation.  The Company may also make discretionary and profit sharing contributions.  During the 2002 plan year, the Company did not make any such discretionary or profit sharing contributions.

Eligibility and Vesting—All employees of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan.  All participants are immediately 100 percent vested in their own pre-tax contributions plus any investment earnings thereon.  Vesting in employer contributions and any corresponding investment earnings is based on years of service.  A participant is 25 percent vested after a year of service, 50 percent vested after two years of service and 100 percent vested after three years of service.  An employee is credited with years of service under the elapsed time method, set forth in Treasury Regulation S1.410(a)-7, which takes into account the period of time that elapses while an employee is employed by the Company and certain of its affiliates.

In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.

Investment Options—Participants can direct their contributions into one or more mutual funds that have been selected as investment options for plan participants as well as the common stock of the Company.  The common stock of the Company is available to all participants except those whose compensation is determined by the Compensation and Stock Option Committee of the Board of Directors of the Company.

Benefits—Benefits are distributable from Plan assets upon death, disability, attainment of age 59½, termination of employment, termination of the Plan or in certain cases of hardship.  Benefits distributable are based upon the participant’s vested share of Plan assets.  Upon termination of employment, other than as described under “eligibility and vesting” above, the unvested portion of employer contributions and investment earnings thereon is forfeited by the participant and can be used to reduce future employer contributions.

Forefeited Accounts—As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $1,707,159 and $547,795, respectively.  These amounts are used to reduce future employer contributions in the year following the forfeiture accruals.  In 2002, employer contributions were reduced by $297,369 due to forfeited nonvested accounts.

Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal of $1,000 up to a maximum of $50,000.  Loans bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month and generally must be repaid within five years.  The weighted average interest rate for loans outstanding as of December 31, 2002 was 4.71 percent.  Principal and interest are paid ratably through payroll deductions.

Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—Investments are stated at their fair market value measured by quoted market prices or the quoted market prices of the underlying investments.  Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses.  Investment income includes dividends and interest paid on the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Distributions of Benefits to Participants—Benefits are recorded when paid.  Net assets available for plan benefits as of December 31, 2002 and 2001 include $70,975,666 and $66,289,073, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

Administrative Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as provided in the Plan Document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.                      INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for plan benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Davis New York Venture Fund	$25,460,541	$29,532,413
Franklin Small-Mid Cap Growth Fund	20,480,463	14,056,370
Common Stock-Health Net, Inc.	10,160,151	9,015,239
PIMCO Total Return Fund	13,746,976	8,488,352
Putnam S & P 500 Index Fund	41,183,489	52,018,259
Putnam Stable Value Fund	34,685,723	29,584,145
Putnam Vista Fund	—	11,665,473
Putnam International Growth Fund	16,213,760	17,076,881
Putnam Asset Allocation: Balanced Fund	—	19,457,883
Putnam Retirement Ready Balanced Fund	19,873,427	—

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$1,895,286
Collective investment trust funds	(11,875,658)
Mutual funds	(19,208,346)

Net depreciation	$(29,188,718)

4.                      INCOME TAXES

The Plan has obtained a favorable determination letter dated May 31, 2000, in which the Internal Revenue Service (“IRS”) stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter, and on February 27, 2002, the Plan submitted to the IRS a request for a favorable determination that it continues to be a qualified plan under Section 401(a) of the IRC.  During March 2000, the Plan entered the IRS Walk-In Closing Agreement Program (“Walk-In CAP”).  The Plan entered into a Closing Agreement with the IRS in January 2002 with respect to such filing.  During February 2002, the Plan submitted an application for a compliance statement under the IRS Voluntary Correction of Operational Failures Program.  These filings are not expected to have a material effect on the financial statements of the Plan.  The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements.  Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Notwithstanding the foregoing, the Plan has outstanding filings under one of the IRS resolution programs for qualified plans.  However, the Plan Administrator is confident that the Plan issues addressed in these filings will be favorably resolved and will have no impact on the Plan’s qualified status.

5.                      PARTY-IN-INTEREST

Certain plan investments are shares of mutual funds issued by Putnam Investments, LLC.  Putnam Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  In addition, transactions in the Company’s common stock, which is offered to participants as a plan investment option, qualify as party-in-interest transactions.  However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2002 and 2001 to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$190,128,746	$201,386,293
Employer and participant contributions receivable	(387,945)	(788,094)

Net assets available for benefits per the Form 5500	$189,740,801	$200,598,199

The following is a reconciliation of contributions received from employers and participants for the year ended December 31, 2002 to the Form 5500:

Contributions per the financial statements	$35,217,588
Add: Employer and participant contributions receivable at December 31, 2001	788,094
Excess participant contributions	6,790
Less: Employer and participant contributions receivable at December 31, 2002	(387,945)

Total contributions per the Form 5500	$35,624,527

******

SUPPLEMENTAL SCHEDULE

HEALTH NET, INC.

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(e) Current Value
*	Davis Distributors, LLC	Davis New York Venture Fund	$25,460,541
*	Templeton Franklin Investments Services	Franklin Small-Mid Cap Growth Fund	20,480,463
*	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	13,746,976
*	Putnam Investments, LLC	Putnam International Growth Fund	16,213,760
*	Putnam Investments, LLC	Putnam Growth Opportunities Fund	1,377,240
*	Putnam Investments, LLC	Putnam S&P 500 Index Fund	41,183,489
*	Putnam Investments, LLC	Putnam Stable Value Fund	34,685,723
*	Putnam Investments, LLC	Putnam Retirement Ready Balanced Fund	19,873,427
*	Undiscovered Managers	Small Cap Value Fund	257,405
*	Undiscovered Managers	Small Cap Growth Fund	102,442
*	Putnam Investments, LLC	Pending cash fund	1,448
*	Health Net, Inc.	Company Common Stock	10,160,151
*	Participant loans	Loans to participants are secured by participant’s account, have terms generally of up to five years, and bear interest at the prime rate as quoted in the Wall Street Journal	6,197,736
	Total investments		$189,740,801

* Investment held by a permitted party-in-interest.

SIGNATURES

       THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN

June 26, 2003	/s/ MARVIN P. RICH

Marvin P. Rich
Executive Vice President, Finance and Operations of Health
Net, Inc. (the Plan’s sponsor) and Member of the Health
Net, Inc. Compensation and Benefits Committee (the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1 Consent of Deloitte & Touche LLP

99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002